As Filed with the Securities and Exchange Commission on April 5, 2010
________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES ACT OF 1934

IDEAL FINANCIAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

Nevada	33-0999642
(State or other jurisdiction of incorporation or organization)	I.R.S. Employer Identification No.

Ideal Financial Solutions 5940 S. Rainbow Blvd. Las Vegas, Nevada, 89119
(Address of principal executive offices & zip code)

(800) 230-4043 (Registrant’s telephone number including area code)

Securities to be registered under Section 12(b) of the Act:  N/A

Securities to be registered under Section 12(g) of the Act: Common Stock, par value $0.001

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

[ ] Large Accelerated filer	[ ] Accelerated filer

[ ] Non-accelerated filer	[X] Smaller reporting company

PART I

Forward-Looking Statements

This Form 10 contains statements that constitute forward-looking statements.  Such statements can be identified by the use of the forward-looking words “anticipate,” “estimate,” “project,” “likely,” “believe,” “intend” or “expect” or similar words.  When considering such forward-looking statements, you should keep in mind the risk factors noted “Risk Factors” in Part I, Item 1A and other cautionary statements throughout this Form 10.  You should also keep in mind that all forward-looking statements are based on management’s existing beliefs about present and future events outside of management’s control and on assumptions that may prove to be incorrect.

We assert an unregistered trademark interest in, and expect to apply to register, the trademark “Ideal Financial SolutionsTM”.  All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

Item 1.   Description of Business

Overview

Ideal Financial Solutions, Inc. (“we”, “us”, the “Company” or “Ideal”) provides a suite of online, subscription–based software solutions for debt elimination, cash management, bill payment and wealth creation.  In addition, these programs come with debt reduction coaching and customer service.

Our principal product is our Cashflow Management Tool, which has two components.  The principal component subscribed for by most customers is a debt management and reduction software called iDebtManager. iDebtManager is a web-based application used by customers to organize a debt payment plan.  The second add-on component is called iBillManager, which interfaces with a third-party, electronic bill-payment system called Metavante (recently acquired by Fidelity), which uses electronic debit transactions to automate all bill payments for customers.

Our iDebtManager and iBillManager provide the online tools that make financial success a reality by making it automatic. iDebtManager automates the way consumers receive and pay bills to effectively accelerate the elimination of all non-asset building debt and manage cash flow.  iBillManager provides discipline, structure, convenience and controlled automation of transactional financial management.  Together, iBillManager and iDebtManager provide seamless automation of Ideal’s core Cashflow Management Tool.

After customers complete their personalized CashFlow Analysis, their plan results will be automatically downloaded into an online iDebtManager Account.  Each month their iDebtManager Account provides an updated description of all payments required to maximize their CashFlow Management Plan.  With easy online access, customers can add or delete creditors from their plan at anytime.

Market Opportunity

Statistics published by the Federal Reserve as of December 31, 2009 indicate that the total amount of consumer debt outstanding remained fairly steady in 2009, at nearly $2.5 trillion dollars.  Using recent census statistics, that works out to be nearly $8,100 in debt for every man, woman and child that lives in the United States.

Accordingly to the Federal Reserve, as of November 2009, roughly 36% of this consumer debt was revolving credit, which is credit that is repeatedly available as periodic repayments are made. The most common type of revolving credit is a credit card debt.  According to Money-Zine.com, Americans carried approximately $886 billion in credit card debt in 2009, and that number is expected to grow to a projected $1,177 billion by the year 2010.

Following the recent economic downturn, this debt load has force many Americans into bankruptcy.  According to a June 8, 2009 news release by the U.S. Courts, there were 1,202,503 bankruptcy filings in the one-year period ended March 31, 2009, up 33.3 percent over the prior year.   We believe that many others are close to, and struggling to avoid bankruptcy.

With job growth expected to be slow coming out of this recessions and debt remaining high, we expect that millions of Americans will be seeking assistance managing their existing debt, and avoiding unnecessary additional debt, in the coming years.  Our mission and business is provide consumers with solutions to help eliminate existing debt and strategies to avoid unnecessary debt in the future.

Marketing and Distribution

We partner with online marketing companies and drive direct traffic through Google Adwords, email marketing and other cost per acquisition (CPA) campaigns that provide leads and customers. Leads are directed to websites such as www.ibuildwealthclub.com, with services being fulfilled through outsourced call centers; then after a free trial, one-time and residual subscription fees are charged through a credit card.

We primarily distribute our products and services through our website and through direct mail compact discs.

Competition

We are in the business of providing software-based debt management, bill payment and financial management solutions.  We believe that our principal competitors include mint.com, youneedabudget.com and mvelopes.com.   We also compete to some extent with numerous nonprofit or for-profit debt consolidation services and well as financial advisers.  The market for our products and services is highly competitive.  Especially in light of the recent recession, the debt management business is evolving and growing rapidly, and companies are continually introducing new products and services.

We compete with other software-based solutions on the features and effectiveness of our product offerings, price, customer service, name recognition and the effectiveness of our automatic bill payments system. Our relative strengths and weaknesses vary on a competitor-by-competitor basis. In general, our relative strengths include the ease of use and effectiveness of our automatic bill payment system, and our relative weaknesses include our lack of name recognition in the market place.

Many of our existing and potential competitors have longer operating histories, greater financial strength and more recognized brands in the industry. These competitors may be able to attract customers more easily because of their financial resources and awareness in the market. Our larger competitors can also devote substantially more resources to business development and may adopt more aggressive pricing policies.  To compete with these companies, we rely primarily on Internet marketing including pay-per-click advertising on Google, email marketing, search engine optimization and strategic marketing partners.

Dependence on a Few Major Customers

We have many thousands of customers and are not reliant upon any single customer or group of major customers.  During our most recent fiscal year, no customer accounted for more than 1% of our revenue.

During the first eight months of 2009, 83% of our new client revenue was the result of customers referred to us by ALM, a marketing partner.  In August 2009, this lead provider ceased providing leads to the Company.   Since that time, we have entered into contracts with a number of additional lead providers.

Intellectual Property

Proprietary Intellectual Property.  None of our products or services is subject to any patents, patent applications or registered copyrights.  We believe that our primary software application, Cashflow Management Tool, is protected by common law copyrights; however, to protect our Cashflow Management Tool software and other innovations, we rely principally on trade secret and contract law in the United States to protect our proprietary rights. We generally enter into confidentiality agreements, “work-made-for-hire” contracts and intellectual property licenses with our employees, consultants and corporate partners, respectively, as part of our efforts to control access to and distribution of our technologies, content and other proprietary information.  We also do not grant to our customers rights to access our software source code. These agreements and our policies are intended to protect our intellectual property, but we cannot assure that these agreements or the other steps we have taken to protect our intellectual property will be sufficient to prevent theft, unauthorized use or unauthorized disclosure. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, our efforts may not be sufficient or successful. It may be possible that some of our innovations may not be protectable. If third parties were to use or otherwise misappropriate our source code, other copyright materials, trademarks, service marks or other proprietary rights without our consent or approval, our competitive position could be harmed, or we could become involved in costly and distracting litigation to enforce our rights.

We have not registered any trademarks with the U.S. Patent and Trademark Office or filed any application for the registration of the trademarks.

Licensed Intellectual Property.  The iBillManager component of our Cashflow Management Tool interfaces with a third-party, electronic bill-payment system licensed from Metavante, Metavante was recently acquired by Fidelity.  The services agreement pursuant to which we offer iBillManager is subject to termination by either party upon 90 days advanced notice at the end of each annual renewal of the agreement.  If Metavante were to terminate, or decline to renew, such agreement, we believe that we could identify a suitable replacement service; however, we may not be able to acquire and integrate such replacement service on a timely basis and such service may not including identical features and may have less favorable pricing.

Government Regulation

Other than business license requirements, laws and regulations applicable to substantially all entities in the jurisdictions in which we operate, we do not need any material government approvals in connection with our businesses and are not subject to material government regulation.

Research and Development

The Company spent $3,000 on research and development during 2009 and $8,000 on research and development during 2008, none of which was funded by customers.

Environmental Laws

We do not used hazardous substances in our operations and have not incurred, and do not expect to incur, material costs associated with compliance with environmental laws at the federal, state and local levels.

Employees

The Company employs eight full-time employees, of which five work in management and three are administrative.  The Company has one part-time, administrative employee.

Item 1A.  Risk Factors

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, and all of the other information set forth in this Form 10 before deciding to invest in shares of our Common Stock.  In addition to historical information, the information in this Form 10 contains forward-looking statements about our future business and performance.  Our actual operating results and financial performance may be different from what we expect as of the date of this Form 10.  The risks described in this Form 10 represent the risks that management has identified and determined to be material to our company.  Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also materially harm our business operations and financial condition.

Our operating results have fluctuated significantly in the past and will continue to fluctuate in the future, which could cause our stock price to decline.

Our operating results have fluctuated significantly in the past, and we believe that they will continue to fluctuate in the future, due to a number of factors, many of which are beyond our control.  Factors that may affect our operating results include the following:

•	additions and losses of customers;
•	additions or losses of marketing and referral partners;
•	our ability to enhance our services and products with new and better functionality;
•	costs associated with obtaining new customers, improving our products and expanding our management team and number of advisors;
•	new product announcements or introductions or changes in pricing by our competitors;
•	technology and intellectual property issues associated with our products; and
•	general economic trends, including the level of concern by the general public about debt and debt reduction.

If in future periods our operating results do not meet the expectations of investors, our Common Stock price may fall.

We may be unable to raise capital needed for future expansion or may be required to pay a high price for capital.

As of December 31, 2009, our current liabilities exceeded our current assets.  We are also contemplating expanding our marketing efforts, improving products and becoming an SEC reporting company.  To do so, we will likely need to raise additional capital.  We may not be able to raise the additional capital needed or may be required to pay a high price for capital.  Factors affecting the availability and price of capital may include the following:

•	the availability and cost of capital generally;
•	our financial results;
•	the experience and reputation of our management team;
•	market interest, or lack of interest, in our industry and business plan;
•	the trading volume of, and volatility in, the market for our Common Stock;
•	our ongoing success, or failure, in executing our business plan;
•	the amount of our capital needs; and
•	the amount of debt, options, warrants and convertible securities we have outstanding.

We may be unable to meet our current or future obligations or to adequately exploit existing or future opportunities if we cannot raise sufficient capital, which in the long run may lead to a contraction of our business and losses.

We are dependent on a concentrated number of referral sources, and a material reduction of new referrals from any of our significant referral sources would harm our financial results.

Historically, a significant portion of our revenues has been referred through a limited number of lead providers.   In August 2009, our relationship with a lead provider that had referred to us customers accounting for 83% of our new client revenue during the first eight months of 2009 terminated.  On average, we lose approximately 20% of our new customers per month and retain only about 20% of new customers longer than five months.  As a result, the termination of this relationship is expected to lead to a decline in the growth rate, and possible a decline in revenue in 2010.   We have entered into agreements with other lead providers and entered into cost per acquisition arrangements, upon which we may become substantially dependent upon in the future.  Any dependence upon a single referral source, or a small number of referral sources for new customers, creates a risks that the termination of such relationship will lead to a significant reduction in revenues and revenue growth.

If we fail to differentiate ourselves in the marketplace and develop our brand recognition or otherwise compete our revenues and profitability will be impaired.

We are in the business of providing software-based debt management, bill payment and financial management solutions.  We believe that our principal competitors include mint.com, youneedabudget.com and mvelopes.com.   We also compete to some extent with numerous nonprofit or for-profit debt consolidation services and well as financial advisers.  The market for our products and services is highly competitive.  Especially in light of the recent recession, the debt management business is evolving and growing rapidly, and companies are continually introducing new products and services.

We compete with other software-based solutions on the features and effectiveness of our product offerings, price, customer service and the effectiveness of our automatic bill payments system. In general, our primary weakness is our lack of name recognition in the market place.   Many of our existing and potential competitors have longer operating histories, greater financial strength and more recognized brands in the industry. These competitors may be able to attract customers more easily because of their financial resources and awareness in the market. Our larger competitors can also devote substantially more resources to business development and may adopt more aggressive pricing policies.  The profitability of our business depends upon our continuing to attract new customers, while retaining existing subscribers.  If we are unable to strengthen our brand, differentiate ourselves in the marketplace and otherwise compete with the numerous competitors in our market place, our growth may slow and/or we may begin contracting and experiencing net losses.

Our business has benefitted from the recent economic downturn and may be harmed by a recovery.

The recent recession, together with the tightening of lending standards, caused many consumers to experience cash flow difficulties and become more aware of the risks of significant borrowing.  These negative economic experiences, and a general interest in debt reduction and conservative cash flow management, have led to significant growth in our business over the last two years.  As the U.S. economy recovers, consumers may lose interest in cash management and reduction of debt, which could lead to slower growth in customers and even an overall net loss in the number of customers.  If this occurs, we will likely experience decreasing revenues and increasing net losses.

We are dependent on a third party to provide certain software that is integral to our iBillManager offering.

The iBillManager component of our Cashflow Management Tool interfaces with a third-party, electronic bill-payment system licensed from Metavante (recently acquired by Fidelity). The services agreement pursuant to which we offer iBillManager is subject to termination by either party upon 90 days advanced notice at the end of each annual renewal of the agreement. Without such services, we may not be able to continue to offer the iBillManager portion of our Cash Management Tool, which may disrupt our service, lead to the loss of customers and harm our business.

Our operations are subject to potential disruption from system failure and security risks that could lead to a loss of customers and harm our business.

Our Cash Management Tool is hosted on our internet website, rather than customers’ computers, and is utilized by our customers through the Internet.   Our ability to operate is dependent upon our ability to protect our website and network against interruptions, damages and other events that may harm our ability to provide services to our customers on a short-term or long-term basis and may lead to lawsuits, customer losses, liabilities and harm to our reputation. We may not have in place adequate quality assurance procedures or may fail to detect inadequacies until problems arise. If we are unable to identify problems on a timely basis, we could experience a loss of revenues and market share, damage to our reputation, increased expenses and legal actions by our customers.

Interruptions in service, transmissions of viruses and other problems arising from one of, or a combination of, a natural disaster, power outage, unauthorized access, computer virus, equipment, software or system failure or other disruption could result in, among other things, significant repair and recovery expenses and extensive customer losses and otherwise lead to a decrease of revenues, increase in expenses or adverse affect on our business, financial condition and results of operations.

We intend to expand our operations and increase our expenditures in an effort to grow our business. If we are unable to achieve or manage significant growth and expansion, operating results will suffer.

In order to successfully implement our business strategy, we must achieve substantial growth in our customer base through additional sales.  We may not achieve such growth, despite significant expenditures for marketing. If achieved, significant growth would place increased demands on our management, accounting systems, infrastructure and systems of financial and internal controls.   Rapid growth would also require an increase in the capacity, efficiency and accuracy of our billing and customer support systems. This would require an increase in the number of our personnel, particularly within customer service and technical support. Because of competition for employees and difficulties inherent in hiring, retaining and training large numbers of service and support personnel in a short period of time, we may be short staffed at times or be staffed with relatively inexperienced personnel. Our labor, administrative, professional fees and other costs may also increase. Any failure to expand our technical and personnel infrastructure with our business could lead to a decline in the quality of our sales, marketing, service, or other aspects of our business and lead to a long-term decline in revenue.

If we are unable to keep up with evolving industry standards and changing user needs, our business is likely to suffer, and we may need to deploy significant company resources to keep up with evolving industry standards and changing user needs.

The products in our cashflow management, debt payment and other markets are continuously evolving as technology and customer expectations evolve.  As our customers’ expectations and industry standards continue to evolve, our success will depend, in part, on our ability to timely and accurately identify emerging trends and to modify our offerings accordingly. We may be unable to modify our proprietary technology, obtain licenses for key third-party technologies or integrate technologies rapidly and efficiently enough to keep pace with emerging trends. We may fail to identify and invest in technologies that subsequently dominate the industry, and we may build our offerings around, and invest in, technologies that fail to achieve a substantial foothold in the industry. In addition, new industry standards or technologies could render our services obsolete and unmarketable or require substantial reduction in the fees we charge. Any failure on our part to properly identify, invest in and adopt new technologies that subsequently achieve market acceptance in a timely and cost effective manner could lead to a substantial reduction in our market share, a reduction in our revenue and an increase in our operating costs. Any such decrease in revenues, or increase in costs, would harm our business, financial condition and results of operations.

Third party claims that we infringe upon their intellectual property rights could be costly to defend or settle and could harm our business and reputation.

Litigation regarding intellectual property rights is common in the software industry. Cash flow and debt management software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We may from time to time encounter disputes over rights and obligations concerning intellectual property that we developed ourselves or that we license from third parties. Third parties may bring claims of infringement against us, or against others from whom we license intellectual property, which may be with or without merit. We could be required, as a result of an intellectual property dispute, to do one or more of the following:

•	cease making, selling, incorporating or using products or services that rely upon the disputed intellectual property;
•	obtain from the holder of the intellectual property right a license to make, sell or use the disputed intellectual property, which license may not be available on reasonable terms, or at all;
•	redesign products or services that incorporate disputed intellectual property;
•	pay monetary damages to the holder of the intellectual property right; and
•	spend significant amounts of time and money defending such a dispute.

The occurrence of any of these events could result in substantial costs and diversion of resources or could severely limit the products and services we can offer, or delay the delivery of products and services, which could seriously harm our business, operating results, reputation and financial condition.

If our protection of our intellectual property is inadequate, our competitors may gain access to our technology, our competitive position could be harmed, we could be required to incur expenses to enforce our rights, and our business may suffer.

We depend on our ability to develop and maintain the proprietary aspects of our technology.  We do not own any patents, copyrights, trademarks or other intellectual property registrations.  We seek to protect our trade secrets and other proprietary information through a combination of contractual provisions, confidentiality procedures, and common law copyright and trademark principles, but these actions may be inadequate. Protection of our intellectual property is subject to many risks, including the following:

•
we have not applied for copyright registrations with respect to our proprietary rights in our core Cashflow Management Tool or related methods or ideas, and common law rights associated with copyrights and trade secrets afford only limited protection;

•	our claims of proprietary ownership (and related common law copyright assertions) may be challenged or otherwise fail to provide us with the ability to prevent others from copying our technology;
•	despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information we regard as proprietary;
•	confidentiality may be compromised intentionally or accidentally by contractors, customers, other third parties or our employees; and
•	others may develop independently equivalent or superior technology or intellectual property rights.

We are dependent upon key personnel who may leave at any time and may be unable to attract qualified personnel in the future, which could harm our anticipated growth, implementation of current business plans and may impair our financial performance.

We are highly dependent upon the continued services of our senior management team. As a result of our recent growth and the number of new customers, we are constantly evaluating our executive and management resources. To the extent our executive officers and managers are parties to employment agreements, such agreements are terminable at will by such employees. If one or more of our executives or senior managers were to leave, particularly if several were to leave within a short period of time, we may experience a significant disruption in our ability to attract and retain customers, maintain and update our product offerings, and complete significant transactions in a timely and competent manner. In addition, we may be unable to recruit competent replacement personnel on a timely basis. The loss of the services of key executive or management personnel could harm our ability to execute our business plan and may impair our financial performance.

Compliance with corporate governance and public disclosure requirements may result in additional expenses.

If and when this Form 10 becomes effective, we will be subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended.  The requirements include, without limitation, the obligation to file annual, quarterly and current reports with the SEC, to have in place certain controls and procedures and other obligations.   Compliance with our disclosure and other obligations may consume a large amount of management attention and require significantly increased expenditures on legal, accounting and other services.  This may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.  Registration under the Securities Exchange Act also makes us subject to certain liability provisions, which may create additional avenues for shareholders and regulators to make claims against the company.

Our directors, executive officers and principal stockholders have effective control of the company, preventing non-affiliate stockholders from significantly influencing our direction and future.

Our directors, officers, and 5% stockholders and their affiliates control approximately 65% of our outstanding shares of voting stock and are expected to continue to control a majority of our outstanding voting stock following any financing transactions projected for the foreseeable future.  These directors, officers and affiliates effectively control all matters requiring approval by the stockholders, including any determination with respect to the acquisition or disposition of assets, future issuances of securities, declarations of dividends and the election of directors.  This concentration of ownership may also delay, defer or prevent a change in control and otherwise prevent stockholders other than our affiliates from influencing our direction and future.

There is a public market for our stock, but it is thin and subject to manipulation.

The volume of trading in our Common Stock is limited and can be dominated by a few individuals.  In addition, many brokerages are refusing to trade in, or implement substantial restrictions on trading in, stock reported on the Pink Sheets.  The limited volume, and trading restrictions, can make the price of our Common Stock subject to manipulation by one or more stockholders and will significantly limit the number of shares that one can purchase or sell in a short period of time.  An investor may find it difficult to dispose of shares of our Common Stock or obtain a fair price for our Common Stock in the market.

The market price of our Common Stock may be harmed by our need to raise capital.

We need to raise additional capital in the near future and expect to raise such capital through the issuance of Common Stock and other rights with respect to Common Stock.  Because securities in private placements and other transactions by a company are often sold at a discount to market prices, this need to raise additional capital may harm the market price of our Common Stock.   In addition, the re-sale of securities issued in such capital-raising transactions, whether under Rule 144 or otherwise, may harm the market price of our Common Stock.

The market price for our Common Stock is volatile and may change dramatically at any time.

The market price of our Common Stock, like that of the securities of other smaller companies, is highly volatile.  Our stock price may change dramatically as the result of announcements of our quarterly results, the rate of our expansion, significant litigation or other factors or events that would be expected to affect our business or financial condition, results of operations and other factors specific to our business and future prospects.  In addition, the market price for our Common Stock may be affected by various factors not directly related to our business, including the following:

•	intentional manipulation of our stock price by existing or future stockholders;
•	short selling of our Common Stock or related derivative securities;
•	a single acquisition or disposition, or several related acquisitions or dispositions, of a large number of our shares;
•	the interest, or lack of interest, of the market in our business sector, without regard to our financial condition or results of operations;
•	the adoption of governmental regulations and similar developments in the United States or abroad that may affect our ability to offer our products and services or affect our cost structure; and
•	economic and other external market factors, such as a general decline in market prices due to poor economic indicators or investor distrust.

Our ability to issue Preferred Stock and Common Stock may significantly dilute ownership and voting power, negatively affect the price of our Common Stock and inhibit hostile takeovers.

Under our Articles of Incorporation, we are authorized to issue up to 500 million shares of Preferred Stock and 8 billion shares of Common Stock without seeking stockholder approval. Any issuance of such Preferred Stock or Common Stock would dilute the ownership and voting power of existing holders of our Common Stock and may have a negative effect on the price of our Common Stock. The issuance of Preferred Stock without stockholder approval may also be used by management to stop or delay a change of control, or might discourage third parties from seeking a change of control of our company, even though some stockholders or potential investors may view possible takeover attempts as potentially beneficial to our stockholders.

The Board of Directors is authorized to effect a reverse split in its discretion at any time prior to January 15, 2011, which reverse split may have an adverse affect on the value of our Common Stock and may cause the holdings of certain holders to be eliminated.

Our stockholders have approved a resolution that gives the Board of Directors the right to effect, or determine not to effect, a reverse split of the Common Stock and Series A Preferred Stock at any time before January 15, 2011 at any ratio between 10:1 and 500:1 determined by the Board of Directors to be appropriate.   The purpose of effecting any reverse split would be to cause the market price of the Company’s Common Stock to increase to a level that makes it more attractive to at least some institutional and retail traders who systematically avoid stock that trades below $.01.

In general, because the reverse split will affect all shares of Common Stock and Series A Preferred Stock equally, its primary effect should be to increase the market price of the Common Stock at a ratio that is directly inverse to the reverse split ratio.  For example, in a 100:1 reverse split, the market price of the Common Stock should increase 100 times, and the number of outstanding shares held by each holder should decrease to 1/100 of the prior number; however, pursuant to the resolution, the number of authorized shares of Common Stock and Preferred Stock that the Board of Directors is authorized to issue would be consolidated at a ratio equal to ¼ of the reverse split ratio (e.g. in connection with a 100:1 reverse split, the authorized shares of Common Stock and Preferred Stock would be reduced at a 25:1 ratio).  As a result, any reverse split will effectively increase the number of shares of authorized Common Stock and Preferred Stock that can be issued by the Board of Directors without stockholders approval.

In addition, if the reverse split is effected, some stockholders may own fewer than one hundred shares of Common Stock.  A purchase or sale of less than one hundred shares (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers.  Therefore, those stockholders who own less than one hundred shares following a reverse split may be required to pay higher transaction costs when they sell their shares of Common Stock.

Finally, when a company effects a reverse split in its capital stock, the market price generally adjusts proportionately on the day of the reverse split; however, it is common for the market price of the affected capital stock to fall to below the proportionate ratio over time if the reverse split is effected at a time when the company’s business is not performing well or for other reasons.   Accordingly, if a reverse split is effected, there is a risk that the net effect of the reverse split would be to reduce the market capitalization of the Company and the value of the share holdings of each individual stockholder.

We are unlikely to pay dividends on our Common Stock in the foreseeable future.

We have never declared or paid dividends on our stock.  We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business.  We do not anticipate paying any cash dividends in the foreseeable future, and it is unlikely that investors will derive any current income from ownership of our stock.  This means that your potential for economic gain from ownership of our stock depends on appreciation of our stock price and will only be realized by a sale of the stock at a price higher than your purchase price.

Our Common Stock is a “low-priced stock” and subject to regulations that limits or restricts the potential market for our stock.

Shares of our Common Stock are “low-priced” or “penny stock,” resulting in increased risks to our investors and certain requirements being imposed on some brokers who execute transactions in our Common Stock.  In general, a low-priced stock is an equity security that:

•	Is priced under five dollars;
•	Is not traded on a national stock exchange, such as NASDAQ or the NYSE;
•
Is issued by a company that has less than $5 million in net tangible assets (if it has been in business less than three years) or has less than $2 million in net tangible assets (if it has been in business for at least three years); and

•	Is issued by a company that has average revenues of less than $6 million for the past three years.

We believe that our Common Stock is presently a “penny stock.” At any time the Common Stock qualifies as a penny stock, the following requirements, among others, will generally apply:

•
Certain broker-dealers who recommend penny stock to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale.

•
Prior to executing any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers a disclosure schedule explaining the risks involved in owning penny stock, the broker-dealer’s duties to the customer, a toll-free telephone number for inquiries about the broker-dealer’s disciplinary history and the customer’s rights and remedies in case of fraud or abuse in the sale.

•	In connection with the execution of any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers the following:
o	bid and offer price quotes and volume information;
o	the broker-dealer’s compensation for the trade;
o	the compensation received by certain salespersons for the trade;
o	monthly accounts statements; and
o	a written statement of the customer’s financial situation and investment goals.

Item 2.  Financial Information

Management’s Discussion & Analysis of Financial Condition and Results of Operations

When used in this Form 10, the words “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “project,” “intend,” and similar expressions are intended to identify forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions, and financial trends that may affect our future plans of operations, business strategy, operating results, and financial position. Persons reviewing this Form 10 are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and those actual results may differ materially from those included within the forward-looking statements as a result of various factors. Such factors are discussed further under “Item 1A Risk Factors”, and also include general economic factors and conditions that may directly or indirectly impact our financial condition or results of operations.

Overview

We provide a suite of online, subscription–based software solutions for debt elimination, cash management, bill payment and wealth creation.  In addition, these programs come with debt reduction coaching and customer service.

Our principal product offering is our Cashflow Management Tool, which has two components.  The first is a debt management and reduction software called iDebtManager. iDebtManager is a web-based application used by customers to organize a debt payment plan.  The second is called iBillManager, which interfaces with a third-party, electronic bill-payment system called Metavante (recently acquired by Fidelity), which uses electronic debit transactions to automate all bill payments for customers.

We currently provide Internet-based debt management and wealth building services to over 80,000 customers.  We plan to continue to build upon our success, strengths, and reputation as a leading and reliable provider of automated finance management software. With the success in our marketing campaigns, we have been able to see a large increase in revenues and profitability, which have allowed us to pay off our interest-bearing debt, expand our management team to further our growth and expand our pursuits to increase stockholder value through greater market penetration, additional services and profitability.

Management believes that we are well positioned in the marketplace as a supplier of subscription-based cash management services in all fifty states. By leveraging the existing scalability of our system, our strategic marketing partners and world-class customer service partners, we believe that we can continue to grow at a strong rate with only a modest investment of additional capital.

Results of Operations

The following discussions are based on the consolidated balance sheets as December 31, 2009 and 2008 and statement of operations for the years ended December 31, 2009 and 2008 and notes thereto, attached below.

Revenues and Cost of Revenues

Revenues are achieved through offering subscriptions to our various online applications for automating debt reduction, cash management and wealth building. Revenues from sales of our services for the year ended December 31, 2009 were $7,298,707, an increase of $6,374,333 from $924,374 for the year ended December 31, 2008.  Principal factors for this increase in revenue was switching our model from a high-end, high-price deluxe system to a low cost, mass delivery marketing system, which has appeared to have been helped by a down-turn in the economy.

Expenses

Total operating expenses for the year ended December 31, 2009 were $6,377,293, an increase of $5,198,645 from expenses of $1,178,648 for the year ended December 31, 2008.  The increase in operating expenses was due to increases in all categories of operating expenses commensurate with our increase in revenues for the year ended December 31, 2009 as compared with the year ended December 31, 2008.

Our marketing expenses increased by $3,228,302, to $3,734,766 in the year ended December 31, 2009, from $506,464 in the year ended December 31, 2008.  Our customer service expenses increased by $677,606, to $748,873 in the year ended December 31, 2009 from $71,267 in the year ended December 31, 2008. The increase in marketing and customer service expense is due to the our increased marketing efforts and costs associated with servicing a large number of new customers in 2009, as compared with less marketing effort and fewer customers in 2008.

Expenses relating to salaries increased by $226,882, to $580,519 in the year ended December 31, 2009 from $353,637 in the year ended December 31, 2008.  Expenses relating to professional fees increased by $542,654, to $570,268 in the year ended December 31, 2009 from $27,614 in the year ended December 31, 2008.  Our general and administrative expenses increased by $523,199, to $742,866 in the year ended December 31, 2009 from $219,667 in the year ended December 31, 2008. The increase in expenses relating to salaries, professional fees, and general and administrative expenses is due to increased salaries from additional employees and more professional services for attorneys, auditors and software developers.

Our other expenses decreased by $30,845, from $68,684 in the year ended December 31, 2008 to $37,839 in the year ended December 31, 2009.  This decrease in other expenses is a result of our paying off substantially all interest-bearing debt during 2009, which resulted in less interest expense.

Our net income of $883,575 in the year ended December 31, 2009 represents a change of $1,206,532 compared to our net loss of ($322,957) for the year ended December 31, 2008.  Our net income is the result of a large increase in customers and sales and careful management of expenditures.

Impact of Inflation

In the opinion of our management, inflation has not and will not have a material effect on our operations in the immediate future.  Management will continue to monitor inflation and evaluate the possible future effects of inflation on our business and operations.

Liquidity and Capital Resources

As of December 31, 2009, we had cash and cash equivalents of $328,856 and current assets of $623,918.   As of December 31, 2009, we had current liabilities of $1,216,876, which is made up of $328,743 in accounts payable, $870,903 in accrued liabilities and $17,230 in notes payable,  creating a working capital deficit of $586,860.   Of our $870,903 in accrued liabilities, $768,000 represent accrued compensation for prior years owed to two named executive officers.

We obtained $736,466 in cash from operations during the year ended December 31, 2009 compared to $72,786 from operating activities during the year ended December 31, 2008.

During the year ended December 31, 2009, principal capital expenditures and uses of cash for investing activities were $132,144, which resulted primarily from an upgrade to our servers, computers and the purchase of land.

We expected capital expenditures during 2010 to be minimal, consisting mostly of computer upgrades and possible leasehold improvements.

We estimate that we will need a minimum of $1,000,000 in 2010 for the expenditures identified above and other operating costs.   We expect to finance such expenditures with revenues from operations; however, if revenues do not continue to grow as expected, we will be required to seek need capital from third parties.  Due to the nature and limited value of our assets and because we are only starting to experience profitable reporting periods, financing options available to us are fewer than companies with significant assets and a consistent history of profitability.  Specifically, we do not believe that bank or other institutional debt financing would be available to us. To raise additional capital, we would need to issue debt and/or equity securities, including potentially warrants and convertible securities. We do not have any commitments from any party to provide any such capital.

Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, the Company is not required to provide information required by this Item.

Critical Accounting Policies and Estimates

Management based the preceding discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.  On an on-going basis, we evaluate our critical accounting policies and estimates, including those described below. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could adversely affect the Company’s future results of operations and cash flows.

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Merchant Reserves – Online subscription-based services require the use of credit card merchant accounts, which create a merchant reserve.  The reserve is a portion of the monthly revenue from a merchant's card processing transactions that credit card processing companies may request be held in an escrow account as an insurance against possible loss from chargebacks and other sources. Upon satisfactory completion of a predetermined period, reserves are returned to the Company.

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Property and Equipment – Property and equipment are recorded at cost less accumulated depreciation.  Maintenance, repairs, and minor replacements are charged to expense as incurred. When depreciable assets are retired, sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings.  Depreciation is calculated on the straight-line method with estimated useful lives of 3 to 5 years.  Depreciation expense for the years ended December 31, 2009 and 2008 was $5,114, and $980, respectively.

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Impairment of Long-Lived Assets – The Company reviews its long-lived and intangible assets for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. The Company uses an estimate of future undiscounted net cash flows from the related asset or group of assets over their remaining life in measuring whether the assets are recoverable. As of December 31, 2009 and 2008, the Company does not consider any of its long-lived assets to be impaired.

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Revenue Recognition – We recognize service revenue net of discounts, refunds and credit card charge-backs when there is no remaining obligation to our customers.  Our services consist of online access to a suite of financial software that helps in debt reduction, cash-flow management and wealth building.  Prices vary for monthly access and additional fees are charged for upgraded access, services and training.

When we receive payments in advance from customers, we defer the revenue associated with those payments until we perform the services.  Due to a change in our marketing efforts and marketing affiliates, including a drop in active customers and a $5 introductory fee, our deferred revenues in December 31, 2009 were immaterial.

•	Marketing and Advertising – The Company has contracts with online marketing partners who direct prospective customers to our websites. Each lead provided to us is expensed as marketing as incurred.

•	Customer Service – The Company outsources customer service to an unaffiliated company and is billed on an hourly basis. Customer service expenses are expensed as incurred.

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Income Taxes – Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes. Deferred taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, and tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

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Computer Software Costs – In accordance with generally accepted accounting principles, the Company charges all software development costs to research and development until technological feasibility has been established.  Technological feasibility has been established when a detail program design has been completed, or the completion of a working model.  After technological feasibility has been established, maintenance costs are expensed as incurred and updates are capitalized.  As of December 31, 2009 and 2008, the Company capitalized $2,970 and $7,705, respectively as computer software costs.

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Share-based Compensation Plan – The Company accounts for issuances of stock-based compensation to employees and consultants in accordance with generally accepted accounting principles, which require the recognition of the cost of the services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award or the fair value of the consideration received, whichever is more reliably measureable. Compensation expense is recognized over the period during which service is required to be provided in exchange for the award (the vesting period).

Item 3.  Properties

We lease our executive office in Las Vegas, Nevada pursuant to a lease that expires on July 31, 2010. Our current rent with respect to this facility is $150 per month.

We also rent office space (approximately 2,400 square feet) used for operations, customer service and various meetings in St. George, Utah pursuant to a lease that expires on April 2, 2011, subject to a one-year extension option.   Our current rent with respect to this facility is $1,200 per month, increasing to $1,400 per month during the renewal term.  We expect to be able to renew such lease, or find alternative space at a reasonable cost, upon the expiration of the existing lease.

We also colocate the servers that host our online software in a facility called Vicom in Salt Lake City, Utah.  We colocate such servers pursuant to a month-to-month agreement, which has no expiration date.

We own three, subdivided lots in Humboldt County, California.  The land was acquired in connection with a loan arrangement, under which title was conveyed to the Company unless the borrower repaid the loan within 90 days.  The properties are carried at the acquisition price of $70,000.  We intend to liquidate such lots as soon as practicable under the circumstances and are considering distributing them to certain executive officers as partial repayment of accrued but unpaid salary.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Common Stock

The table below sets forth information, as of March 15, 2010, as to each person known to the Company who beneficially owns more than 5% of our outstanding Common Stock and information as to the ownership of our Common Stock by each named executive officer and each person serving as a director as of such date.  Except as otherwise indicated in the footnotes to this table, all shares are owned directly, and the persons named in the table have sole voting and investment power with respect to shares shown as beneficially being owned by them.

	Beneficial Ownership of Common Stock
Name of Executive Officer, Director or 5% Stockholder	Ownership Amount and Nature of Beneficial Ownership(1)	Percentage Ownership(2)
Steven Sunyich, CEO, President and Chairman	3,682,381,568(3)	58.5%
Christopher Sunyich President	335,832,000	7.8%
Kent B. Brown, Chief Operating Officer	23,333,333(4)	*
Paul Currie Director	258,875,999(5)	5.75%
Robert Dahl Director	5,240,000	*
All Officers and Directors as a Group (6 persons)	4,305,662,900	66.2%

* Represents less than 1% of the outstanding shares of Common Stock

(1)  Ownership numbers include shares of our Common Stock subject to options, warrants and conversion rights that are exercisable within 60 days of March 15, 2010.  Shares of our Common Stock subject to options and warrants that are not exercisable within such 60-day period are not included.

(2)  The percentages shown are based on the sum of (a) the 4,300,327,440 shares of our Common Stock issued and outstanding on March 15, 2010, and (b) the shares of our Common Stock subject to all options, warrants and conversion rights held by the person with respect to whom the calculation is being made (but not any other person) that are exercisable within 60 days of March 15, 2010.  As per footnote (1), the shares of Common Stock issuable upon conversion of the 200 million shares of Series A Preferred Stock are included only in the calculations with respect to Steven Sunyich and all officers and directors as a group.

(3)   Includes (a) 2 billion shares of Common Stock issuable upon conversion of 200 million shares of Series A Preferred Stock held by the Kelly Family Trust, a trust over which Mr. Sunyich has voting and investment control, (b) 1,200,000,000 shares of Common Stock  held by the Christopher Family Trust, a trust over which Mr. Sunyich has voting and investment control, and (c) 154,236,552 shares of  Common Stock held by The Haggard Family Trust, over  which Kathryn Joy Sunyich, his wife, has voting and investment control.

(4) Does not includes 10,000,000 shares of Common Stock Mr. Brown is entitled to received after June 30, 2010 if still employed at such time.
(5) Includes shares issuable upon the exercise of options or warrants to purchase 200,804,000 shares of Common Stock.

Series A Preferred Stock

The table below sets forth information, as of the close of business on December 31, 2009, as to each person known to the Company who beneficially owns more than 5% of our outstanding Series A Preferred Stock and information as to the ownership of our Series A Preferred Stock by each person serving as a director or named executive officer of the Company as of such date.

Except as otherwise indicated in the footnotes to this table, all shares are owned directly, and the persons named in the table have sole voting and investment power with respect to shares shown as beneficially being owned by them.

Beneficial Ownership of Series A Preferred Stock
Name of Executive Officer, Director or 5% Stockholder	Ownership Amount and Nature of Beneficial Ownership(1)	Percentage Ownership(2)
Steven Sunyich, CEO, President and Chairman	200,000,000(3)	100%
Christopher Sunyich President	None	N/A
Kent B. Brown, Chief Operating Officer	None	N/A
Paul Currie Director	None	N/A
Robert Dahl Director	None	N/A

(1)  Ownership numbers include shares of our Series A Preferred Stock, if any, subject to options, warrants and conversion rights that are exercisable within 60 days of March 15, 2010.  Shares of our Series A Preferred Stock subject to options and warrants that are not exercisable within such 60-day period are not included.

(2)  The percentages shown are based on the sum of (a) the 200,000,000 shares of our Series A Preferred Stock issued and outstanding on March 15, 2010, and (b) the shares of our Series A Preferred Stock, if any, subject to all options, warrants and conversion rights held by the person with respect to whom the calculation is being made (but not any other person) that are exercisable within 60 days of March 15, 2010.

(3) Includes 200,000,000 shares of Series A Preferred Stock owned of record by The Kelly Family Trust, over which Mr. Sunyich has voting and investment power.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

The following table sets forth the name, age and position of each of our executive officers and directors as of March 31, 2010:

Name	Age	Position
Steven L. Sunyich(1)	54	Chief Executive Officer, President, and Chairman of the Board
Kent B. Brown(1)	42	Chief Operating Officer
Benjamin M. Larsen(1)	39	Chief Financial Officer
Christopher Sunyich(1)	29	President
Paul Currie(2)	45	Director
Robert Dahl(3)	45	Director

(1) Primary work address is 5940 S. Rainbow Blvd., Las Vegas, Nevada, 89119
(2) Primary work address is 2801 Atwood Drive, McKinney Texas 75070.
(3) Primary work address is 3195 N. 175 E. Provo, Utah 84604.

Board of Directors

The following paragraphs set forth certain biographical information about the directors of the Company, including their specific qualifications to serve as directors of the Company in light of the Company’s business and structure.

Steven L. Sunyich is the founder of the Company and has served as Chief Executive Officer and Chairman of the Board since 2002.  From 2000, through 2002, Mr. Sunyich worked on the development of the Company’s business plan and products. From 1989 through 2000, Mr. Sunyich was the Chief Executive Officer and Chairman of eRoomsystem Technology, Inc., a provider of automated mini-bars and related software.  From 1983 through 1989, Mr. Sunyich was the Chief Executive Officer and Chairman of RoomSafe, Inc., a provider of automated safes for hotel rooms with related software.

Mr. Sunyich’s appointment as a director was based on his service as founder and long-term Chief Executive Officer of the Company, knowledge of the Company’s industry and products and prior experience as an executive officer of various companies.

Paul Currie has been a director of the Company since January 2006.  From January 2005 to the present, Mr. Currie has served as the Director of Investor Relations for the Company.  In January 2010, Mr. Currie founded PK Travel, an online travel site at www.tc.lvistealsndeals.com.   From 1996 to 2005, Mr. Currie was a principal at DP Properties, a approximately $5 million venture capital firm. Mr. Currie earned a B.S.A. degree in Genetics from the University of Georgia in 1988.

Mr. Currie’s appointment as a director of the Company is based upon his knowledge of and experience with the Company, his extensive relationships in the business and investing community and his experience as a venture capitalist and investor.

Robert Dahl has been a director of the Company since 2004.  From August 2008 through October 2009, Mr. Dahl served as Area Account Manager at @task Project Management Software, a developer of collaborative software solutions.  From January 2008 to the present, Mr. Dahl has served as Chief Executive Officer of Viritec, an early stage business providing infection control solutions for the healthcare industry.  From April 2006 to December 2007, Mr. Dahl worked as Regional Sales Manager at Exceptional Innovations, a home automation and controls business.  From January 2004 to April 2006, Mr. Dahl served as Regional Sales Manager of Vantage Lighting Control.  Mr. Dahl is the President and a director of RMJ Inc., an inactive public shell company.

Mr. Dahl’s appointment as director of the Company is based upon the entrepreneurial, leadership and sales skills he has acquired as an executive officer, manager and sales leader of various early stage companies.

Executive Officers

The following paragraphs set forth certain biographical information about the executive officers of the Company (other than Steven Sunyich, whose information is provided above):

Kent B. Brown has served as Chief Operating Officer of the Company since November 2009, prior to which he served as Chief Financial Officer from October 2008 to November 2009.  Prior to joining the Company in October 2008, Mr. Brown was the owner of a business consulting and tax advisory company called 3D Financial, Inc. from 2005 to 2008.  During this period, Mr. Brown provided services to the Company through this business.   From 1998 to 2005, Mr. Brown was the General Manager and Franchise Director for National Maintenance Contractors, a building services and custodial franchisor.   Mr. Brown has worked as adjunct business faculty at Dixie State College since 2007.  Mr. Brown earned a B.A. degree from Brigham Young University in 1992 and an M.B.A. from Willamette University in 1994.

Benjamin M. Larsen has served as Chief Financial Officer of the Company since November 2009 and was Controller of the Company from September 2009 to November 2009. Prior to joining the Company, from 2003 to 2009, Mr. Larsen worked as an Audit Supervisor with Hansen, Barnett and Maxwell, P.C., a Utah-based CPA firm. From 1999 to 2003, Mr. Larsen was a staff accountant at Bement & Company, P.C.  Mr. Larsen earned a B.S. in Accounting at the University of Utah in 1997 and an M.B.A. from the University of Utah in 1998 and was licensed by the State of Utah in 2004 as a Certified Public Accountant.

Christopher Sunyich has served as President of the Company since March 2009. Prior to March 2009, Mr. Sunyich served as a sales and customer service manager for the Company from January 2002 to March 2009.

Involvement of Officers or Directors in Certain Legal Proceedings

On October 15, 2007, the Utah Division of Securities (the “Division”) issued an Order to Show Cause Docket Nos. SD-07-0073, SD-07-0074 and SD-07-0075  (the “Order to Show Cause”) against Steven L. Sunyich, together with his daughter and SGS Capital, a controlled entity (the “Respondents”) with respect to a matter unrelated to the Company.  In the Order to Show Cause, the Division alleges that the Respondents sold a $200,000 promissory note to an investor under which interest was to accrue at the rate of 3% per month.   Two interest payments, and a partial prepayment were made on the note, after which no additional payments were made.  The Division alleges that, in connection with the offer and sale of the note, the Respondents  committed securities fraud by making certain misrepresentations, and omitting certain material information, including misidentifying the company in which the proceeds associated with the note were to be invested.

Under a Stipulation and Consent Order agreed to by the Respondent and the Division, one or more of the Respondents agreed as follows:

•	Each of the Respondents will cease and desist from engaging in any conduct in violation of the Utah Securities Act, as amended (the “Act”).
•	SGS Capital (but not the other Respondents) will pay a fine of $250,000 to the Division.
•
The other Respondents, including Mr. Sunyich, will pay no fine so long as they (a) violate no provision of the Act for 3 years; (b) subordinate any claims against the entity in which they invested the proceeds of the note to the claims of their investor and (c) provide truthful testimony and cooperation with any investigation against the entity/person with in which they invested the proceeds.  If they breached this agreement, they will owe a fine of $25,000.

Mr. Steven L. Sunyich, Chief Executive Officer of the Company, filed for personal bankruptcy in January 2009.

Disclosure of Certain Relationships.

Steven Sunyich, our Chief Executive Officer and Chairman, is the father of Christopher Sunyich, President.

Item 6.  Executive Compensation

Summary Compensation Table

The following table sets forth the total compensation of the “named executive officers”, which are the Company’s Chief Executive Officer and each other executive officer whose total compensation exceeding $100,000 during either of the last two fiscal years of the Company.

Name and Principal Position (a)	Year (b)	Salary ($) (c) (1)	Bonus ($) (d) (2)	Stock Awards ($) (e)(3)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	All Other Compensation ($) (i)	Total ($) (j)
Steven Sunyich Chief Executive Officer	2009 2008	150,000 150,000	1,000 -	30,000(4) -	- -	- -	13,800(5)(6) 13,800(5)(6)	194,800 163,800
Chris Sunyich President	2009 2008	150,000 120,000	1,000 -	30,000(4) -	- -	- -	13,800(5)(6) 13,800(5)(6)	194,800 133,800
Kent Brown Chief Operating Officer Chief Financial Officer through Nov. 2009	2009 2008	81,550 -	1,000 -	10,500(7) -	- -	- -	9,000(5) -	102,050 -
(1)  Information with respect to employment agreements is set forth in “Executive Employment Agreements, Termination of Employment and Change of Control Arrangements” below.
(2)  Represents discretionary bonus granted by the Board of Directors during 2009.
(3)  Awards of stock are calculated based on the aggregate grant date fair value of $.0001 per share and computed in accordance with FASB ASC Topic 718.
(4)  Represents a grant of 300,000,000 shares of Common Stock in March 2009 as payment of compensation accrued in periods prior to 2009.
(5)  Represents $750 monthly cash payment in lieu of providing health benefits.
(6)  Represents a $400 per month car allowance.
(7)  Represents a pro rated portion of a right granted on July 17, 2009 to receive 10,000,000 shares of Common Stock if still employed on July 17, 2010.  Amount reported represents pro rated portion of grant date value of stock.  Awards are calculated based upon grant date fair value of  $0.0021 per share and prorated vesting in accordance with FASB ASC 718.

 Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding equity awards held by the Named Executive Officers as of December 31, 2009:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Kent Brown						10,000,000(1)	21,000

(1)  Represents a right grant to receive shares of Common Stock if still employed on July 17, 2010.

Executive Employment Agreements, Termination of Employment and Change of Control Arrangements

Except as described in following paragraph, we have not entered into employment agreements with any of our named executive officers and, other than provisions in our stock incentive plan that permit acceleration of vesting of awards in connection with a change of control, have no arrangements or plans which provide benefits in connection with retirement, resignation, termination or a change of control.

Pursuant to a written employment agreement dated April 1, 2009, Mr. Steven Sunyich is entitled to a minimum annual base salary of $150,000, plus standard medical benefits and vacation.   Because of cash-flow limitations in prior periods, the Company has accumulated an accrued salary liability of $358,000 with respect to Mr. Steven Sunyich.  Mr. Steven Sunyich is also entitled to an after-tax car allowance of $400 per month.   If Mr. Steven Sunyich’s employment is terminated by the Company with cause, as defined in the agreement, he is entitled to severance equal to three month’s salary, and if Mr. Steven Sunyich’s employment is terminated by the Company without cause or in connection with a change of control, he is entitled to severance equal to six month’s salary.  If the Company sells substantially all of its assets, it is obligated to purchase from Mr. Steven Sunyich shares issued to Mr. Steven Sunyich as a result of a purchase or bonus after the date of the agreement at a purchase price consistent with the valuation of the transaction. Mr. Steven Sunyich is subject to a non-competition covenant during the period of his employment and for two years after termination of employment.

Mr. Brown is entitled to an annual base salary of $96,000, plus standard medical benefits.  In addition, for the twelve-months ended June 30, 2010, Mr. Brown is entitled to receive payment of 10 million shares of Common Stock, payable in July 2010 if still employed at that time.

Pursuant to a written employment agreement dated June 28, 2004, Mr. Chris Sunyich is entitled to an annual base salary of $150,000, plus standard medical benefits and vacation.  Because of cash-flow limitations in prior periods, the Company has accumulated an accrued salary liability of $410,000 with respect to Mr. Chris Sunyich.  Mr. Chris Sunyich is also entitled to an after-tax car allowance of $400 per month.   If Mr. Chris Sunyich’s employment is terminated by the Company with cause, as defined in the agreement, he is entitled to severance equal to three month’s salary, and if Mr. Chris Sunyich’s employment is terminated by the Company without cause or in connection with a change of control, he is entitled to severance equal to six month’s salary.  If the Company sells substantially all of his assets, it is obligated to purchase from Mr. Chris Sunyich shares issued to Mr. Chris Sunyich as a result of a purchase or bonus after the date of the agreement at a purchase price consistent with the valuation of the transaction.  Mr. Chris Sunyich is subject to a non-competition covenant during the period of his employment and for two years after termination of employment.

Compensation of Directors

The following table presents information regarding the compensation of the Company’s directors during the fiscal year-ended December 31, 2009, except for Steven L. Sunyich the Company’s Chief Executive Officer, whose compensation is described in the previous tables:

Name (a)	Fees Earned Or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Paul Currie	$18,000	-	-	-	-	-
Robert Dahl	$18,000	-	-	-	-	-

Directors who were not officers of the Company were entitled to receive $18,000 in cash compensation for their service as directors for the year ended December 31, 2009, which was paid monthly.

Beginning in 2010, directors who are not officers of the Company are entitled to receive $24,000 in cash compensation for their service as directors per year, paid monthly, and are entitled to reimbursement of any actual expenses associated with the attendance of board meeting and other activities.  Directors are entitled to receive compensation for services unrelated to their service as a director to the extent that they provide such unrelated services to the Company.

Compensation Committee Interlocks and Insider Participation

The Company has no compensation committee or other board committee performing equivalent functions.   All compensation decisions are made by the Board of Directors, which consists of Steven Sunyich, Robert Dahl and  Paul Currie.  Information with respect to transactions between the Company during 2009 with respect to such persons (other than standard employee and director compensation is set forth below):

In 2009, the Company loaned $15,000 to Robert Dahl, a director of the Company.   The loan is due December 31, 2010 and accrues interest at the rate of 10% percent per annum.  In January 2010, an additional $2,000 was loaned to Mr. Dahl under the same terms.  Payments of $500 are scheduled to be made to the Company each month until the balance and interest are paid in full.

Pursuant to a Board-approved oral agreement, Paul Currie provides investor relation service to the Company in exchange for compensation of $42,000 per year, paid monthly. During 2009, Mr. Currie received an aggregate of $42,000 in compensation from the Company for such services.

Steven Sunyich, the CEO and President of the Company as well as Chairman of the Board of Directors, participated in deliberations of the Company’s Board of Directors concerning executive officer compensation during 2009.

Compensation Policies and Practices

Our management has reviewed the Company’s compensation program as it relates to all of the Company’s full-time employees and believes that there is no material risk in the program.  As a matter of best practice, our management continues to monitor the Company’s compensation program to ensure that it continues to align the interests of the Company’s employees with those of our long-term shareholders while avoiding unnecessary or excessive risk.

Item 7.  Certain Relationships and Related Transactions

Other than the employment and director compensation relationships discussed in Part I, Item 5 above and the transactions described below, there have been no material transactions between the Company and any executive officer, director, 5% stockholder or immediate family member of the same during the period commencing on January 1, 2009 through the date of this Form 10, and none are contemplated as of the date of this Form 10.

In March 2009, the Company issued (a) 300,000,000 shares of Common Stock to Steven L. Sunyich, CEO as payment of accrued salary in the amount of $30,000 ($.0001 per share), and (b) 300,000,000 shares of Common Stock to Christopher Sunyich as payment of accrued salary in the amount of $30,000 ($.0001 per share).

In 2009, the Company loaned $15,000 to Robert Dahl, a director of the Company.   The loan is due December 31, 2010 and accrues interest at the rate of 10% percent per annum.  In January 2010, an additional $2,000 was loaned to Mr. Dahl under the same terms.  Payments of $500 are scheduled to be made to the Company each month until the balance and interest are paid in full.

Mr. Brown is the owner of a business consulting and tax advisory company called 3D Financial, Inc., which has provided services to the Company since October 2008. From October 2008 through the end of 2009, the Company paid an aggregate of $85,850 to 3D Financial in connection with such services (which amount is reported as compensation to Mr. Brown).

Pursuant to a Board-approved oral agreement, Paul Currie provides investor relation service to the Company in exchange for compensation of $42,000 per year, paid monthly. During 2009, Mr. Currie received an aggregate of $42,000 in compensation from the Company for such services.

Independence of Board of Directors and Committees

Our Board of Directors currently consists of Steven L. Sunyich, Paul Currie, and Robert Dahl. The Board of Directors has determined that Mr. Dahl is independent, using the standards of independence applicable to companies listed on the NASDAQ stock market.   Mr. Sunyich is not independent because he is the Chief Executive Officer of the Company, and Mr. Currie is not independent because the $42,000 in fees paid to the affiliate of Mr. Currie for providing investor relations services to the Company exceed 5% of the revenues of such affiliate during 2009.

We do not presently have a standing audit committee, nominating committee or compensation committee, and we do not have a charter for any such committees.  Our entire Board of Directors performs the functions generally preformed by such committees. Mr. Dahl is independent using the standards of the NASDAQ Stock Market applicable to such committees.  Neither Mr. Sunyich nor Mr. Currie is independent under such standards for the reasons described above.

Compensation Processes and Procedures

Because of our early stage of development and limited resources, our process for determining compensation is informal.  We do not have a compensation committee or a compensation committee charter.  We have not, and in the near future do not expect to, engage a compensation consultant with respect to compensation.  Compensation decisions are made by the entire Board of Directors, including Steven L. Sunyich our Chief Executive Officer, based upon the Board of Directors’ subjective determination of what salaries the Company can afford with its limited resources and what level of equity-based compensation is necessary to attract and retain key personnel.   Based upon the subjective knowledge of the industry and other public companies, we believe that our salaries currently in place or proposed for our executive officers are below market.  In the future, particularly as we hire outside personnel without significant equity stakes, we expect that the cash portion of the compensation for new, and possibly existing, executives will increase.

Stockholder Communications with the Board of Directors

Stockholders may send communications to the Board of Directors or to specified individual directors by mailing such communications to the Secretary of the Company at the address of the Company first set forth above and indicating that such communications are for the Board of Directors or specified individual directors, as appropriate.  All communications received by mail are forwarded to the directors to which they are addressed unless the communications contain information substantially similar to that forwarded by the same stockholder, or an associated stockholder, within the past 90 days.   Stockholders may also contact the Paul Currie, a board member using the following email address: paulcurrie@idealfsi.com.

Item 8.  Legal Proceedings

Other than as described below, we are not engaged in any legal proceedings, nor are we aware of any pending or threatened legal proceedings that, singly or in the aggregate, would reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

During 2009, the Company was notified of a claim from a merchant for alleged VISA fines and penalties incurred in excess of the reserves held by the merchant in the amount of $115,320.  The Company has requested substantiation of the fines and penalties however, the claimant has been unable to substantiate the claim.  The Company is currently negotiating with the claimant and is currently unable to estimate the outcome or the potential loss that may be incurred if any.

Item 9.  Market Price of and Dividends on the Registrants Common Equity and Related Stockholder matters

The table below sets forth the high and low bid quotations for our Common Stock as reported on the Pink Sheets for the periods indicated.  Our Common Stock is quoted on the Pink Sheets under the symbol IFSL.

	High	Low
Fiscal Year Ended December 31, 2009
Quarter ended December 31, 2009	$.010	$.002
Quarter ended September 30, 2009	.0117	.0008
Quarter ended June 30, 2009	.0031	.0001
Quarter ended March 31, 2009	.0003	.0001

Fiscal Year Ended December 31, 2008
Quarter ended December 31, 2008	.0002	.0001
Quarter ended September 30, 2008	.0003	.0001
Quarter ended June 30, 2008	.0001	.0001
Quarter ended March 31, 2008	.0002	.0001

The quotations set forth above reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Outstanding Shares and Number of Stockholders

As of February 26, 2010, there were 4,661,453,000 shares of Common Stock issued and 4,357,351,000 outstanding, which were held by approximately 75 holders of record and 200,000,000 shares of Series A Preferred Stock outstanding held by one holder of record. In addition, there were 235,005,000  shares of Common Stock subject to outstanding warrants to purchase Common Stock as of such date.

Dividends

We have never declared or paid dividends on any class of equity securities, and we currently intend to retain any future earnings for use in our business and do not anticipate paying any dividends on our outstanding Common Stock in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company sets forth information with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance as of December 31, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	N/A(1)	N/A(1)	N/A(1)
Equity compensation plans not approved by security holders	10,000,000(2)	N/A	N/A
Total	10,000,000	N/A	N/A

(1) The shareholders of the Company approved its 2010 Stock Incentive Plan in January 2010, pursuant to which the Company is authorized to issue options and other equity awards with respect to up to 500 million shares of Common Stock.  As of March 15, 2010, no option or awards have been granted under the Plan

(2) Represents the right to receive an aggregate of 10,0000,000 shares of Common Stock granted outside of any plan to Kent Brown if his employment continues through June 30, 2010.

Item 10.   Recent Sales of Unregistered Securities

In March 2009, the Company issued (a) 300,000,000 shares of Common Stock to Steven L. Sunyich, CEO as payment of accrued salary in the amount of $30,000 ($.0001 per share), (b) 300,000,000 shares of Common Stock to Christopher Sunyich as payment of accrued salary in the amount of $30,000 ($.0001 per share).

The offer and sale of such shares of our Common Stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act, and similar state securities law exemptions based upon the following: (a) each investor confirmed to us that the investor was an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) each investors was provided with certain disclosure materials and all other information requested with respect to our company; (d) each investors acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

In June 2009, the Company issued (a) 145,397,735 shares of Common Stock to various consultants as payment for services with a value of $159,938 ($.0011 per share) as detailed in the following table:

Consultant:	Purpose:	# of shares	Value
ALM Management – Jim Moore	Marketing Partner	10,000,000	$ 11,000
Brian Barnett	Website Development	79,397,735	87,338
Integrity Media – Kurt Divich	Investor Relations	35,000,000	38,500
Emerging Markets	Public Relations	21,000,000	23,100

The offer and sale of such shares of our Common Stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and similar state securities law exemptions, based upon the following: (a) each investor was an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) each investor was provided with certain information all other information requested with respect to our company; (d) each investor acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) legends were placed on the certificates representing the securities stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act and/or transfer restrictions were implement.

In 2008, the Company issued an aggregate of 106,525,735 shares of Common Stock to an individual in exchange for software development services valued at $10,652 (using a value of $.0001 per share).    The offer and sale of such shares of our Common Stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and similar state securities law exemptions, based upon the following: (a) each investor was an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) each investor was provided with certain information all other information requested with respect to our company; (d) each investor acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) legends were placed on the certificates representing the securities stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act and/or transfer restrictions were implement.

On February 2, 2007, the Company issued 250,000,000 shares of Common Stock, and on July 17, 2007 the Company issued 300,000,000 shares of Common Stock, to Mazuma Corporation, for an aggregate purchase price of $110,000 ($.0002 per share).  The offer and sale of such shares of our Common Stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and similar state securities law exemptions, based upon the following: (a) each investor was an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) each investor was provided with certain information all other information requested with respect to our company; (d) each investor acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) legends were placed on the certificates representing the securities stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act and/or transfer restrictions were implement.

On August 31, 2007, the Company issued 25,100,000 shares of Common Stock to an individual investor for $5,020 ($0.0002 per share).  On August 31, 2007, the Company issued 1,000,000 shares of Common Stock to an individual in exchange for a URL.  The offer and sale of such shares of our Common Stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and similar state securities law exemptions, based upon the following: (a) each investor was an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) each investor was provided with certain information all other information requested with respect to our company; (d) each investor acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) legends were placed on the certificates representing the securities stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act and/or transfer restrictions were implement.

Item 11.  Description of the Registrants Securities to be Registered

Authorized and Outstanding Shares, Options and Warrants

Our authorized capital stock consists of 8,000,000,000 shares of Common Stock, 0.001 par value, and 500,000,000 shares of Preferred Stock, $0.001 par value, of which 200,000,000 are designated as Series A Preferred Stock.  As of the date of this Form 10, 4,357,351,000 share of our Common Stock are outstanding, and 200,000,000 shares of Series A Preferred Stock are outstanding.

As of the date of this Form 10, there are outstanding an aggregate of 235,005,000 options and warrants to purchase Common Stock of the Company.  In addition, the Company recently approved and authorized its 2010 Stock Incentive Plan, pursuant to which the Board of Directors may grant employees, directors and certain consultants of the Company equity incentive awards with respective up to 500 million shares of Common Stock (subject to adjustment in the event of a recapitalization).  The types of awards under the plan include:  (i) granting incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended; (ii) granting options other than incentive stock options; (iii) awarding stock bonuses; (iv) selling shares subject to restrictions; and (v) awarding performance-based awards.   As of the date of the Form 10, no awards have been granted under this plan.

Common Stock

The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote of stockholders.  In the event of liquidation, holders of Common Stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any.  Holders of Common Stock have no cumulative voting rights or no preemptive or other rights to subscribe for shares.  Holders of Common Stock are entitled to such dividends as may be declared by the board of directors out of funds legally available for dividends.  The rights, preferences and privileges of holders of our Common Stock are subject to any series of Preferred Stock that we may issue in the future, as described below.

Preferred Stock

Our Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the number, designation, power, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of any series of Preferred Stock, including, without limitation, the following, without any further vote or action by our stockholders:

•
the distinctive designation of, and the number of shares of, Preferred Stock which shall constitute the series, which number may be increased (except as otherwise fixed by the Board of Directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the Board of Directors;

•
the rate and times at which, and the terms and conditions upon which, dividends, if any, on shares of the series shall be paid, the extent of preferences or relations, if any, of such dividends to the dividends payable on any other class or classes of stock of the Company, or on any series of Preferred Stock or of any other class or classes of stock of the Company, and whether such dividends shall be cumulative or non-cumulative;

•
the right, if any, of the holders of shares of the series to convert the same into, or exchange the same for, shares of any other class or classes of stock of the Company, or of any series of Preferred Stock or of any other class or classes of stock of the Company, and the terms and conditions of such conversion or exchange;

•
whether shares of the series shall be subject to redemption, and the redemption price or prices including, without limitation, a redemption price or prices payable in shares of the Common Stock and the time or times at which, and the terms and conditions upon which, shares of the series may be redeemed;

•	the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding-up of the Company;

•	the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series; and

•
the voting power, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include the right to more or less than one vote per share of any or all matters voted upon by the stockholders and the right to vote, as a series by itself or together with other series of Preferred Stock as a class, upon such matters, under such circumstances and upon such conditions as the Board of Directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, to elect one or more directors of the Company in the event there shall have been a default in the payment of dividends on any one or more series of Preferred Stock or under such other circumstances and upon such condition as the Board of Directors may determine.

The issuance of Preferred Stock by our Board of Directors could adversely affect the rights of holders of our Common Stock.  The potential issuance of Preferred Stock, including the past issuance of the Series A Preferred Stock, may

•	have the effect of delaying or preventing a change in control of the Company;

•	discourage bids for the Common Stock at a premium over the market price of the Common Stock; and

•	adversely affect the market price of, and the voting and other rights of the holders of our Common Stock.

Series A Preferred Stock.

Of the authorized shares of Preferred Stock, 200,000,000 have been designated as Series A Preferred Stock (which designation was changed from “Preferred Stock” in January 2010).  The holders of Series A Preferred Stock are entitled to ten votes per share on each matter submitted to a vote of stockholders and vote together with the Common Stock as a class, except where class voting is required by the Nevada corporate code.  Holders of Series A Preferred Stock share ratably with the Common Stock on an as converted basis in the distribution of assets remaining after payment of liabilities, if any.   Certain change of control transactions, including a sale by the Company of substantially all of its assets and a merger involving a change of control, are determined to be liquidation events with respect to the Series A Preferred Stock. Holders of Series A Preferred Stock do not have cumulative voting rights or preemptive or other rights to subscribe for shares.  Holders of Series A Preferred Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available for dividends in the same amount of, but in preference to, shares of Common Stock.  Each share of Series A Preferred Stock is convertible at any time at the option of the holder into 10 shares of Common Stock.

There are no provisions in our Amended and Restated Articles of Incorporation (the “Articles”) or Amended and Restated Bylaws (the “Bylaws”) that would delay, defer or prevent a change in control of the Company (other than, as disclosed above, the right of the Board of Directors to issue shares of Preferred Stock without stockholder approval);  provided, however, under the Nevada corporate code, the following provisions may become applicable:

Combinations with Interested Stockholders

Sections 78.411 to 78.444 of the Nevada Revised Statutes contain provisions limiting business combinations between “resident domestic corporations” and “interested stockholders.”  These sections provide that the resident domestic corporation and the interested stockholder may not engage in specified business “combinations” for three years following the date the person became an interested stockholder unless the Board of Directors approved, before the person became an interested stockholder, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

These sections of Nevada corporate law also contain limitations on transactions entered into with the interested stockholder after the expiration of the three-year period following the date the person became an interested stockholder.  Certain exceptions to these restrictions apply if specified criteria suggesting the fairness of a combination are satisfied.  For purposes of these provisions, “resident domestic corporation” means a Nevada corporation that has 200 or more stockholders of record, and “interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is:

•	the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the resident domestic corporation; or
•
an affiliate or associate of the resident domestic corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding shares of the resident domestic corporation.

Business combinations for this purpose include:
•	a merger or plan of share exchange between the resident domestic corporation or a subsidiary and the interested stockholder or, after the merger or exchange, an affiliate;
•
any sale, lease, mortgage or other disposition to the interested stockholder or an affiliate of assets of the corporation having a market value equal to 5% or more of the market value of the assets of the corporation, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation;

•
specified transactions that result in the issuance or transfer of capital stock with a market value equal to 5% or more of the aggregate market value of all outstanding shares of capital stock of the corporation to the interested stockholder or an affiliate; and

•	certain other transactions that have the effect of increasing the proportion of the outstanding shares of any class or series of voting shares owned by the interested stockholder.

Pursuant an amendment to the Articles dated January 25, 2010, the Company elected to opt out of these provisions as permitted by Section78.434(5) of the Nevada Revised Statutes; however, were the Articles to be amended to eliminate the opt-out provision, the above-described provisions of the Nevada corporate code would limit certain transactions with interested stockholders.

Acquisition of Controlling Interest

Sections 78.378-78.3793 of the Nevada corporate code include “acquisition of controlling interest” provisions.  If applicable to a Nevada corporation, the provisions restrict the voting rights of certain stockholders that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation.”  For purposes of these provisions, a “controlling interest” means, with certain exceptions, the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more, of all voting power in the election of directors, and “issuing corporation” means a Nevada corporation which has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation.   The restrictions of sections 78.38-78.3793 of the Nevada corporate code do not currently apply to shares of capital stock of the Company because the Company’s Bylaws and Articles opt out of such provisions; however, were the Bylaws and Articles to be amended to eliminate the opt-out provision, the above-described provisions of the Nevada corporate code would limit certain transactions with persons acquiring a controlling interest.

Authorization of Reverse Stock Split

In addition, our Board of Directors and stockholders have approved a resolutions that give the Board of Directors the right to effect, or determine not to effect, a reverse split of the Common Stock and Series A Preferred Stock at any time before January 15, 2011 at any ratio between 10:1 and 500:1 determined by the Board of Directors to be appropriate.   In general, because the reverse split will affect all shares of Common Stock and Series A Preferred Stock equally, its primary affect should increase the market price of the Common Stock at a ratio that is directly inverse to the reverse split ratio.  For example, in a 100:1 reverse split, the market price should increase 100 times, and the number of outstanding shares held by each holder should decrease to 1/100 of the prior number.    However, pursuant to the resolution, the number of authorized shares of Common Stock and Preferred Stock that the Board of Directors is authorized to issue would be consolidated at a ratio equal to ¼ of the reverse split ratio (e.g. in connection with a 100:1 reverse split, the authorized shares of Common Stock and Preferred Stock would be reduced at a 25:1 ratio).  As a result, any reverse split will effectively increase the number of shares of authorized Common Stock and Preferred Stock that can be issued by the Board of Directors without stockholders approval.

Transfer Agent and Registrar

Our transfer agent is Nevada Agency and Transfer Company, located at 50 W. Liberty St., Suite 880, Reno, NV 89501.

Item 12.  indemnification of Directors and Officers

Our Articles of Incorporation provide that, to the fullest extent permitted by Nevada law, we shall indemnify our officers and directors.  Our Board of Directors shall be entitled to determine the terms of indemnification, including advance of expenses, and to give effect thereto through the adoption of by-laws, approval of agreements or by any other manner approved by the Board of Directors.

Our Articles of Incorporation also provide that, to the fullest extent permitted by Nevada law and subject to our by-laws, our directors and officers shall not be liable to the Company or its stockholders for damages for their conduct or omissions as directors or officers.

Our Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Our Bylaws also provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.  Indemnification shall not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

In addition, the Bylaws of the Company provide that, to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in preceding two paragraphs or in defense of any claim, issue or matter therein, he shall be indemnified by the Company against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

 Any such indemnification not ordered by a court may be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination is required to be made (a) by the shareholders; (b) by the Board of Directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Company is required to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.   In addition, the Bylaws provide that the Company may purchase director and officer insurance to protect officers and directors against loss whether or not it would be able to indemnify the officers and directors against such loss.

The provisions of the articles of incorporation and bylaws of the Company are limited by Nevada law.  Nevada law permits a corporation to indemnify its present or former directors and officers, employees and agents made a party, or threatened to be made a party, to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person:

•	acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; and
•	with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful; and
•	if an officer or director, did not violate fiduciary duties in a manner involving intentional misconduct, fraud, or a knowing violation of law.

In a derivative action, or an action by or in the right of the Company, the Company is permitted to indemnify directors, officers, employees and agents against expenses actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they;

•	acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation; and
•	if an officer or director, did not violate fiduciary duties in a manner involving intentional misconduct, fraud, or a knowing violation of law.

However, in such a case, no indemnification shall be made if the person is adjudged liable to the corporation, unless and only to the extent that, the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability to the corporation.

Indemnification is mandatory if the person is successor on the merits or otherwise in defense of any action, suit or proceeding referred to above.   Discretionary indemnification is permitted only if approved by:

•	the shareholders;
•	the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;
•	if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
•	if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Nevada corporate law allows the Company to advance expenses before the resolution of an action, if in the case of current directors and officers, such persons agree to repay any such amount advanced if they are later determined not to be entitled to indemnification.

Item 13.  Financial Statements and Supplementary Data

The information required by this item begins on page F-1 hereto following the signature page of this Form 10, which information  is incorporated herein by reference.

Item 14.  Changes in and Disagreements with Accountants and Financial Disclosure

In October 2009, pursuant to the recommendation of its management and with the approval of its Board of Directors, the Company engaged Hansen, Barnett & Maxwell, P.C. as the Company's independent public accountants for the fiscal year ended December 31, 2009.  No consultations  occurred  between the Company and Hansen, Barnett & Maxwell during the two prior fiscal years, or in any interim period preceding the appointment of Hansen, Barnett & Maxwell, regarding the  application of accounting  principles,  the type of audit opinion that might be rendered or any other  accounting,  auditing or  financial  reporting  issue.   Prior to the engagement of Hansen, Barnett & Maxwell, the Company’s financial statements were not audited by independent public accountants.

Item 15.  Financial Statements and Exhibits

(a)           Financial Statements

Attached hereto following the signature page beginning on Page F-1 are the following audited consolidated financial statements of Ideal Financial Solutions, Inc.:

(b)           Exhibits

Exhibit No.	Exhibit	Incorporated by Reference/Filed Herewith
3.1	Articles of Incorporation	Filed herewith
3.2	By-laws	Filed herewith
4.1	Form of Common Stock Certificate	Filed herewith
10.1	2010 Stock Incentive Plan**	Filed herewith
10.2	E-Finance Services Agreement with Metavante Corporation, dated November 23, 2004*	Filed herewith
10.3	Employment Agreement with Steven L. Sunyich, dated June 28, 2004**	Filed herewith
10.4	Employment Agreement with Christopher Sunyich, dated April 1, 2009**	Filed herewith
10.5	Lease Agreement dated March 21, 2010 with South Winds Commercial Center, LC	Filed herewith
21	List of Subsidiaries	Filed herewith

*    Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.
**  Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Ideal Financial Solutions, Inc.

Date: March 31, 2010	By: /s/ Steven Sunyich
Steven Sunyich, Chief Executive Officer

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIESINDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation	Registered with the Public Company
CERTIFIED PUBLIC ACCOUNTANTS	Accounting Oversight Board
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ideal Financial Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Ideal Financial Solutions, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ideal Financial Solutions, Inc. and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
March 19, 2010

IDEAL FINANCIAL SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$328,856	$151,705
Merchant reserves	286,844	21,749
Related party notes receivable - current portion	8,212	-
Total Current Assets	623,912	173,454
Property and Equipment, net of accumulated depreciation of $22,608 and $8,648, respectively	109,425	18,135
Related Party Notes Receivable, net of current portion	18,682	-
Total Assets	$752,020	$191,589

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities
Trade accounts payable	$328,743	$114,170
Accrued liabilities	870,903	1,218,320
Notes payable	17,230	297,081
Total Current Liabilities	1,216,876	1,629,571
Shareholders' Deficit
Series A convertible preferred stock, $0.001 par value; 200,000,000 shares authorized and outstanding; liquidation preference $10,053	10,053	10,053
Undesignated preferred stock, $0.001 par value; 300,000,000 shares authorized; no shares outstanding	-	-
Common stock, $0.001 par value; 8,000,000,000 shares authorized; 4,319,055,833 shares and 3,661,453,440 shares outstanding	4,319,056	3,661,453
Additional paid-in capital	2,309,454	2,877,506
Accumulated deficit	(7,103,419)	(7,986,994)
Total Shareholders' Deficit	(464,856)	(1,437,982)
Total Liabilities and Shareholders' Deficit	$752,020	$191,589

The accompanying notes are an integral part of these consolidated financial statements.

IDEAL FINANCIAL SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2009	2008
Revenue, net of refunds	$7,298,707	$924,374
Expenses
Marketing and advertising	3,734,766	506,464
Customer service	748,873	71,267
Salaries	580,519	353,637
Professional fees	570,268	27,614
General and administrative	742,866	219,667
Total Expenses	6,377,293	1,178,648
Income (Loss) from Operations	921,414	(254,274)
Other Income (Expense)
Interest expense	(39,788)	(71,819)
Other income	1,949	3,135
Net Other Expense	(37,839)	(68,684)
Net Income (Loss)	$883,575	$(322,957)

Basic Earnings (Loss) Per Share	$-	$-
Diluted Earnings (Loss) Per Share	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

					Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2007	200,000,000	$10,053	3,554,929,705	$3,554,931	$2,960,929	$(7,664,037)	$(1,138,124)
Shares issued for services	-	-	106,522,735	106,523	(93,223)	-	13,300
Contribution of an accrued liability
to additional paid-in capital by an
officer; no additional shares issued	-	-	-	-	9,800	-	9,800
Net loss	-	-	-	-	-	(322,957)	(322,957)
Balance, December 31, 2008	200,000,000	10,053	3,661,452,440	3,661,453	2,877,506	(7,986,994)	(1,437,982)
Shares issued upon conversion of
accrued compensation	-	-	600,000,000	600,000	(540,000)	-	60,000
Issuance of unvested shares	-	-	24,000,000	24,000	(24,000)	-	-
Amortization of unvested share-
based compensation	-	-	-	-	25,200	-	25,200
Shares issued for services	-	-	95,897,860	95,898	55,772	-	151,670
Shares redeemed for cash	-	-	(62,294,467)	(62,295)	(85,024)	-	(147,319)
Net income	-	-	-	-	-	883,575	883,575
Balance, December 31, 2009	200,000,000	$10,053	4,319,055,833	$4,319,056	$2,309,454	$(7,103,419)	$(464,856)

The accompanying notes are an integral part of these consolidated financial statements.

IDEAL FINANICAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2009	2008
Cash Flows from Operating Activities
Net income (loss)	$883,575	$(322,957)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Common stock issued for services	151,670	13,300
Share-based compensation	25,200	-
Depreciation and amortization	13,960	6,919
Changes in operating assets and liabilities:
Merchant reserves	(265,095)	(21,749)
Accounts payable	214,573	126,909
Accrued liabilities	(287,417)	270,364
Net Cash Provided By Operating Activities	736,466	72,786

Cash Flows from Investing Activities
Proceeds from collections on related party notes receivable	850	-
Advances on related party notes receivable	(27,744)	-
Purchase of property and equipment	(105,250)	-
Net Cash Flows Used In Investing Activities	(132,144)	-

Cash Flow from Financing Activities
Redemption of common stock	(147,319)	-
Proceeds from issuance of notes payable	-	40,195
Principal payments on notes payable	(279,852)	-
Net Cash Provided by (Used In) Financing Activities	(427,171)	40,195

Net Increase in Cash	177,151	112,981
Cash at Beginning of Year	151,705	38,724
Cash at End of Year	$328,856	$151,705

Supplemental Cash Flow Information
Cash paid for interest	$39,788	$71,819

Supplemental Schedule of Noncash Investing and Financing Activities
Common stock issued upon conversion of accrued compensation	$60,000	$-
Contribution of an accrued liability to additional paid-in capital by an officer; no additional shares issued	-	9,800

The accompanying notes are an integral part of these consolidated financial statements.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Organization and Nature of Operations – Ideal Financial Solutions, Inc. is incorporated under the laws of the State of Nevada and has 11 wholly-owned subsidiaries, which, with Ideal Financial Solutions, Inc., are referred to herein as the Company.

The Company markets and sells a suite of online software solutions to customers for monthly subscription fees that enable the customers to access the Company’s software solutions online and to receive related customer support. The Company’s software includes education, support and automated online tools intended to enable customers to create additional cash resources, to reduce or eliminate non-asset-building debt and to build financial independence. The suite of software solutions is marketed by the Company and through independent marketing organizations (marketing partners) that are paid a portion of the monthly subscription fees or a one time payment for referral. The Company initiates credit card charges to customers for the monthly subscription fees that are collected through merchant clearing accounts.

Principles of Consolidation – The accompanying consolidated financial statements include the operations, transactions and balances of Ideal Financial Solutions, Inc. and all of its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Significant estimates include the recoverability of merchant reserves, revenue returns and refunds, share-based compensation forfeiture rates, and the potential outcome of future tax consequences of events that have been recognized for financial reporting purposes. Actual results and outcomes may differ from management’s estimates and assumptions.

Cash and Cash Equivalents – The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Merchant Reserves – Online subscription-based services require the use of credit card merchant accounts. The merchant clearing companies retain a portion of collected fees to cover possible loss from charge backs and refunds. Upon a satisfactory period with a merchant clearing company, the percent of cash held in reserve is reduced and paid to the Company.

Property and Equipment – Property and equipment are recorded at cost less accumulated depreciation.  Maintenance, repairs, and minor replacements are charged to expense as incurred. When depreciable assets are retired, sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which are three to five years. Depreciation expense for the years ended December 31, 2009 and 2008 was $5,114, and $980, respectively.

Impairment of Long-Lived Assets – The Company reviews its long-lived assets for impairment annually and when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company uses an estimate of future undiscounted net cash flows from the related asset or group of assets over their remaining life in measuring whether the assets are recoverable. If it is determined that the carrying value of an asset will not be recovered, the carrying value is written down to the asset’s fair value determined by the discounted net cash flows from the asset. No impairment of long-lived assets was recognized during the years ended December 31, 2009 or 2008.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Revenue Recognition – Monthly subscription fees vary and are based on the services provided to customers including access to the Company’s online software, upgraded access to the software, customer support and training. Subscription fees for each service are determined individually based on the price each service is charged to the customer and are recognized as revenue over the period the services are provided, less estimated refunds and credit card charge-backs based on historical experience rates.

Subscription fees received in advance of recognition as revenue and estimated refunds and credit card charge-backs are deferred; however, deferred revenue at December 31, 2009 and 2008 was immaterial.

Marketing and Advertising – The Company has contracts with independent marketing organizations (marketing partners), which marketing partners are paid a portion of the monthly subscription fees, or one time payments, for referrals of customers or for directing prospective customers to the Company’s websites. The cost of the services provided are recognized as marketing and advertising expense at the date the referrals are received and the obligation under the contracts is incurred.

Concentration Risk – During 2009, the Company had a marketing partner that provided 70% of all revenue.  This marketing partner discontinued providing services to the Company in August 2009.

Customer Service – The Company outsources customer service to an unaffiliated company and is billed for the customer support provided on an hourly basis. Customer support expenses are recognized as incurred.
Income Taxes – Provisions for income taxes are based on taxes payable or refundable for the current year and deferred income taxes. Deferred income taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and on tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is provided against deferred income tax assets when it is not more likely than not that the deferred income tax assets will be realized.

Earnings (Loss) Per Share –The computations of basic earnings (loss) per share are based on net income (loss) divided by the weighted-average number of common shares outstanding during the period, adjusted for qualified participating securities, using the if-converted method, when the qualified participating securities are dilutive. Diluted earnings (loss) per share are calculated by dividing net income (loss) assuming dilution by the weighted-average number of common shares and potentially dilutive shares of common stock issuable upon conversion of non-participating shares. The potential common shares issuable upon exercise of warrants included in diluted earnings (loss) per share are determined by the treasury stock method.

At December 31, 2009, there were 35,005,000 warrants that were excluded from the calculation of diluted earnings per share, as the exercise prices of the warrants were in excess of market price of the common stock and would have been anti-dilutive. At December 31, 2008, there were participating common stock equivalents from convertible preferred stock of 2,000,000,000 shares that were excluded from the computation of basic loss per share and there were 235,005,000 warrants that were excluded from the calculation of diluted loss per share because their effects would have been anti-dilutive.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The calculations of basic and diluted earnings (loss) per share were as follows:
	For the Years Ended
	December 31,
	2009	2008
Net income (loss)	$883,575	$(322,957)
Weighted-average common shares outstanding	4,151,904,873	3,588,211,495
Effect of participating Series A convertible preferred stock	2,000,000,000	-
Basic weighted-average common shares outstanding	6,151,904,873	3,588,211,495
Dilutive effect of outstanding warrants	193,103,448	-
Diluted weighted-average common shares outstanding	6,345,008,321	3,588,211,495
Basic earnings (loss) per share	$-	$-
Diluted earnings (loss) per share	$-	$-

Computer Software Costs – The Company charges all software development costs to research and development until technological feasibility has been established.  Technological feasibility has been established when a detail program design has been completed or the completion of a working model, after which additional development costs and updates are capitalized. After technological feasibility has been established, maintenance costs are expensed as incurred.

Share-Based Compensation Plan – The Company accounts for issuances of stock-based compensation to employees and consultants in accordance with generally accepted accounting principles, which require the recognition of the cost of the services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award or the fair value of the consideration received, whichever is more reliably measureable. Compensation expense is recognized over the period during which service is required to be provided in exchange for the award (the vesting period).

Consolidation of Variable Interest Entities – In June 2009, the FASB issued accounting guidance on the consolidation of variable interest entities. This new guidance revises previous guidance by eliminating the exemption for qualifying special purpose entities, by establishing a new approach for determining who should consolidate a variable-interest entity and by changing when it is necessary to reassess who should consolidate a variable-interest entity.  This guidance will be effective for the Company on January 1, 2010. The Company does not anticipate that the adoption of this pronouncement will have an impact on its financial position or results of operations.

Subsequent Events – The Company has evaluated subsequent events through March 19, 2010, the date that these consolidated financial statements were issued.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – RELATED PARTY NOTES RECEIVABLE

During 2009, the Company advanced $27,744 to two employees under the terms of promissory note agreements. The notes are unsecured, bear interest at 10% and 3%, respectively, require total monthly payments of $500 and are due in December 2011 and June 2013, respectively. Future annual maturities of these notes are as follows:

	Years Ending December 31,
	2010	2011	2012	2013
Future maturities	$8,212	$10,616	$5,440	$2,626

NOTE 3 – INTANGIBLES ASSETS

The following table summarizes the gross carrying amount and the related accumulated amortization of capitalized computer software costs as of December 31, 2009 and 2008, which are recorded on the balance sheet as part of property and equipment:

		2009		2008
		Gross		Gross
	Estimated	Carrying	Accumulated	Carrying	Accumulated
	Useful Life	Amount	Amortization	Amount	Amortization
Capitalized software	3 years	$26,812	$16,127	$23,842	$7,281

Amortization expense related to intangible assets was $8,846 and $5,939 during the years ended December 31, 2009 and 2008, respectively. Estimated amortization expense for the years ending December 31, 2010 and 2011 is $8,937 and $1,748, respectively.

NOTE 4 – NOTES PAYABLE

From 2004 through 2007, the Company borrowed under the terms of unsecured promissory notes from investors. The notes were all in default and were currently due as of December 31, 2009 and 2008. The notes payable consisted of the following:

	December 31,
	2009	2008
Unsecured 10% notes payable to investors, in default	$17,230	$17,843
Unsecured 15% notes payable to investors	-	279,238
Total Notes Payable	$17,230	$297,081

NOTE 5 – SHAREHOLDERS’ EQUITY
Preferred Stock – The Company is authorized to issue 500,000,000 shares of preferred stock from time to time with such rights and privileges as the Board of Directors may determine. During July 2004 and October 2006, the Board of directors designated and authorized the Company to issued 200,000,000 shares of $0.001 par value, Series A convertible preferred stock (the “Series A Preferred Stock”). Each share of Series A Preferred Stock is convertible into 10 shares of common stock, or 2,000,000,000 shares of common stock in total.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The Series A Preferred Stock has no stated dividend rate and will share in any dividend declared by the Board of Directors on a pro rata basis as though it had been converted into common shares. Should the Board declare a dividend, the Series A Preferred Stock would receive payment prior to any dividends being declared or paid on the common stock. Accordingly, the Series A Preferred Stock is a participating security with the common stock for purposes of computing earnings (loss) per share.

Upon any liquidation of the Company, no distribution shall be made to the holders of shares of common stock or other stock ranking junior to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received an amount equal to the original issue price plus an amount equal to accrued and unpaid dividends and distributions thereon. After this preferential payment, the Series A Preferred Shareholders shall participate on an equal basis with the common shareholders as if the preferred stock had been converted into common stock immediately prior to liquidation.

Except as otherwise required by law, the holders of shares of Series A Preferred Stock vote together with the holders of shares of the common stock on all matters submitted to the stockholders of the Company and not as a separate class, and each share of Series A Preferred Stock entitles the holder thereof to 10 votes or the equivalent amount of voting power thereof as determined by the Board of Directors.

Common Stock – In 2008, the Company issued 106,522,735 shares of common stock, valued at $13,300, or $0.0001248 per share, as payment for services related to computer software development and maintenance. The common stock and the services provided were valued based on the amount charged by the service provider, which approximated the market value of the common stock issued. Also in 2008, an accrued liability in the amount of $9,800 payable to the Company’s CEO was contributed into capital with no additional shares being issued.

In 2009, the Company issued 95,897,860 shares of common stock to consultants for services valued at $151,670, or $0.001582 per share. The common stock and the related services were valued based on the market value of the common stock at the date the shares were issued.

In 2009, the Company issued 600,000,000 shares of common stock to officers of the Company upon satisfaction of accrued compensation. The common stock and the related compensation were valued at $60,000, or $0.0001 per share, which was equal to the market value of the common stock on the date issued.

On July 17, 2009, the Company awarded selected officers and key employees a total of 24,000,000 shares of unvested common stock. The common stock awarded to each officer or employee vests over a one year period if the officer or employee is employed on June 30, 2010. The Company has not and will not deliver the related stock certificates to the officers and employees until the service requirement has been fulfilled. The market value of Company’s common stock on July 17, 2009 was $0.0021 per share, or a total of $50,400, and is being recognized as compensation expense over the period the common shares vest. Compensation expense charged against operations for these stock-based awards during the year ended December 31, 2009 was $25,200 and is included in salaries expense in the accompanying consolidated financial statements. As of December 31, 2009, unrecognized stock-based compensation was $25,200 and will be recognized over the remaining vesting term of 6 months. The fair value of the unvested common stock at December 31, 2009 was $69,600.

In August 2009, the Company purchased and redeemed 62,298,467 shares of common stock for $147,319, or $0.00237 per share, for cash. The price paid was equal to the market value of the common stock on the date purchased and the payment did not include any unstated rights.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Warrants – In 2005 and 2006, the Company issued warrants to purchase 235,005,000 shares of common stock at exercise prices from $0.0001 to $0.0600 per share. These warrants were issued to investors with no expiration date and vested at the dates issued. There was no activity in the warrants during the years ended December 31, 2009 and 2008. Warrants outstanding at December 31, 2009 consisted of the following:

Exercise
Warrants	Price
200,000,000	$0.0001
1,825,000	$0.0060
5,167,000	$0.0100
26,053,000	$0.0250
1,460,000	$0.0500
500,000	$0.0600
235,005,000

NOTE 6 – DEFERRED INCOME TAXES

The tax effects of temporary differences and carry forwards which give rise to the net deferred income tax asset as of December 31, 2009 and 2008 were as follows:

	December 31,
	2009	2008
Deferred tax assets
Operating loss carry forwards	$96,266	$241,728
Accrued salaries	292,161	406,120
Stock-based compensation	143,589	143,589
Accrued vacation	4,530	-
Miscellaneous	-	72,014
Less: Valuation allowance	(522,588)	(859,865)
Total deferred tax assets	13,958	3,586
Deferred tax liabilities
Depreciation and amortization	(13,958)	(3,586)
Net Deferred Income Tax Asset	$-	$-

A reconciliation of the amount of tax computed using statutory federal income tax rate to the provision for income taxes is as follows:

	For the Years Ended
	December 31,
	2009	2008
Tax expense (benefit) at statutory rate (34%)	$300,962	$(109,805)
State tax expemse (benefit), net of federal benefit	29,211	(10,658)
Non-deductible expenses	7,104	1,101
Benefit of operating loss carry forwards	(152,092)	-
Change in valuation allowance	(185,185)	119,362
Provision for Income Taxes	$-	$-

At December 31, 2009, the Company has operating loss carry forwards of approximately $636,000 that will begin to expire in 2024 if not used by that date.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Employment agreement – In July 2003, the Company entered into employment agreements with its chief executive officer, and its executive vice president. In 2010, the Company entered into employment agreements with its chief operating officer and its chief financial officer. The employment agreements have no defined termination date and provide for an annual base compensation with annual reviews and adjustments. Employee agreements exist for other key management positions with varying annual base compensation and a twelve-month duration with an option to extend in perpetuity.

Merchant Claim – During 2009, the Company was notified of a claim from a merchant for alleged credit card fines and penalties incurred in excess of the reserves held by the merchant in the amount of $115,320. The Company has requested substantiation of the fines and penalties; however, the claimant has been unable to substantiate the claim.  The Company is negotiating with the claimant, is currently unable to estimate the outcome or the potential loss that may be incurred, if any, and believes that any loss that may be incurred as a result of this claim has been adequately provided for in the accompanying consolidated financial statements, however, the outcome is uncertain.

Exhibit Index

Exhibit No.	Exhibit	Incorporated by Reference/Filed Herewith
3.1	Articles of Incorporation	Filed herewith
3.2	By-laws	Filed herewith
4.1	Form of Common Stock Certificate	Filed herewith
10.1	2010 Stock Incentive Plan**	Filed herewith
10.2	E-Finance Services Agreement with Metavante Corporation, dated November 23, 2004*	Filed herewith
10.3	Employment Agreement with Steven L. Sunyich, dated June 28, 2004**	Filed herewith
10.4	Employment Agreement with Christopher Sunyich, dated April 1, 2009**	Filed herewith
10.5	Lease Agreement dated March 21, 2010 with South Winds Commercial Center, LC	Filed herewith
21	List of Subsidiaries	Filed herewith

*    Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.
**  Indicates management contract or compensatory plan or arrangement.